SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 12, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated October 12, 2012, the Company reported that on October 10, 2012, its subsidiary Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”) announced the sale of its “Horizontina” farm with an area of 14.359 has, 8.500 has of which are suitable for agricultural production. This farm is located in Tasso Fragoso, State of Maranhão.

The price of the transaction was agreed in a total amount of BRL 75.0 million. The buyer paid BRL 1 million on the date of the agreement and will cancel the remaining amount in two installments of BRL 26.0 million and BRL 48.0 million, the first in October 2012 and the second in January 2013.

As of June 30, 2012, the property was valued in BRL 46.0 million (acquisition cost plus improvements)

As of today, Cresud’s interest in Brasilagro is 39.64%.

.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationships with the Markets
Dated: October 15, 2012